AI 6/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022747

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 31 2002 WASH, D.C. 155

SEC FILE NUMBER
8-45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-2001 (MM/DD/YY) AND ENDING 03-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Broadway
(No. and Street)

Lynnfield (City) MA (State) 01940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy B. Murphy 800-949-1422 x226
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod + Co PC
(Name — *if individual, state last, first, middle name*)

73 Pine St (Address) West Peabody (City) MA (State) 01960-3635 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 6-13-02

P 5/6/02

OATH OR AFFIRMATION

I, Timothy B. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Capital Corp, as of 5/29, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Tracy Shea

Notary Public

TRACY A. SHEA
Notary Public, Commonwealth of Massachusetts
My Commission Expires February 28, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

83 PINE STREET
WEST PEABODY, MASSACHUSETTS 01960-3635
TELEPHONE (978) 535-0206
FACSIMILE (978) 535-9908

To the Board of Directors and Stockholder of
Investors Capital Corporation
Lynnfield, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Investors Capital Corporation as of March 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Investors Capital Corporation as of March 31, 2001 were audited by other auditors whose report dated May 29, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Investors Capital Corporation as of March 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairy stated in all material respects in relation to the basic financial statements taken as a whole.

Shatswell, MacLeod & Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
May 17, 2002

INVESTORS CAPITAL CORPORATION

BALANCE SHEETS

MARCH 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 725,308	$ 984,941
Investments in available-for-sale securities	56,291	62,394
Marketable securities, at market value	2,364	15,769
Securities not readily marketable, at estimated fair value	10,000	10,000
Interest-bearing time deposit with bank	725,759	--
Deposit with clearing organization, restricted	175,000	175,000
Receivables from broker-dealers and clearing organizations	1,551,065	1,340,682
Receivables from related parties	150,943	431,163
Loans receivable from registered representatives	199,996	--
Receivables from officers	65,541	28,252
Prepaid expenses	47,044	97,201
Property and equipment, net	510,638	407,053
Other assets	69,483	107,525
Total assets	$4,289,432	$3,659,980
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Note payable	$ --	$ 81,942
Commissions payable	921,169	888,612
Income taxes payable	--	68,687
Securities sold, not yet purchased, at market value	9,530	--
Accounts payable, accrued expenses and other liabilities	495,671	1,324,330
Deferred tax liability	41,983	48,000
Total liabilities	1,468,353	2,411,571
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized; 1,000 shares issued and outstanding	25,000	25,000
Additional paid-in-capital	2,454,700	1,001,105
Retained earnings	385,104	259,926
Accumulated other comprehensive loss	(43,725)	(37,622)
Total stockholder's equity	2,821,079	1,248,409
Total liabilities and stockholder's equity	$4,289,432	$3,659,980

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION

STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	$25,388,571	$26,391,150
Interest and dividends	103,977	93,467
Other income	738,896	513,626
Total revenues	26,231,444	26,998,243
Expenses:		
Commissions and floor brokerage	21,691,555	22,862,771
Employee compensation and benefits	1,620,060	1,386,507
Office, postage and printing	307,139	361,316
Travel and entertainment	249,148	243,842
Management expenses	532,677	344,260
Occupancy	259,282	250,495
Equipment	102,905	111,011
Depreciation	122,054	73,810
Advertising and public relations	285,803	284,509
Promotions	(241,355)	100,472
Professional services	187,678	155,119
Legal expense	381,410	61,750
Communications	123,362	136,612
Insurance	119,053	67,885
Classes and seminars	3,689	49,737
Dues and subscriptions	49,232	72,772
Regulatory and licensing	23,254	64,265
Interest	17,304	15,457
Miscellaneous	156,966	189,174
Total expenses	25,991,216	26,831,764
Income before income taxes	240,228	166,479
Provision for income taxes	115,050	92,000
Net income	$ 125,178	$ 74,479
Earnings per share	$ 125	$ 74

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Loss	Total
Balance, March 31, 2000	1,000	$25,000	$ 601,105	$185,447	$ --	$ 811,552
Additions to additional paid-in capital from ICH			400,000			400,000
Comprehensive income:						
Net income				74,479		
Net unrealized loss					(37,622)	
Comprehensive income						36,857
Balance, March 31, 2001	1,000	25,000	1,001,105	259,926	(37,622)	1,248,409
Additions to additional paid-in capital from ICH			1,453,595			1,453,595
Comprehensive income:						
Net income				125,178		
Net unrealized loss					(6,103)	
Comprehensive income						119,075
Balance, March 31, 2002	1,000	$25,000	$2,454,700	$385,104	$(43,725)	$2,821,079

Reclassification disclosure:

Net unrealized losses on available-for-sale securities, with no reclassification adjustment necessary and no income tax effect for the years ended March 31, 2002 and 2001.

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 125,178	$ 74,479
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	122,054	73,810
Unrealized loss on investments	--	6,228
Change in marketable securities	13,405	--
(Decrease) increase in deferred tax liability	(6,017)	15,000
(Increase) decrease in receivable from broker-dealers and clearing organizations	(210,383)	158,210
Increase in loans receivables from registered representatives	(199,996)	--
Decrease (increase) in other assets and prepaid expenses	50,910	(287,007)
Increase (decrease) in commissions payable	32,557	(304,781)
Decrease in prepaid income taxes	--	130,479
(Decrease) increase in income taxes payable	(68,687)	68,687
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(819,129)	581,540
Net cash (used in) provided by operating activities	(960,108)	516,645
Cash flows from investing activities:		
Purchases of property and equipment	(225,639)	(95,812)
Net increase in interest bearing time deposit with bank	(725,759)	--
Purchase of securities	--	(15,770)
Net cash used in investing activities	(951,398)	(111,582)
Cash flows from financing activities:		
Decrease (increase) in receivables from related parties	280,220	(152,650)
Additional paid-in capital from ICH	1,453,595	400,000
Proceeds from note payable	--	112,464
Payments on note payable	(81,942)	(101,562)
Net cash provided by financing activities	1,651,873	258,252
Net (decrease) increase in cash and cash equivalents	(259,633)	663,315
Cash and cash equivalents, beginning of year	984,941	321,626
Cash and cash equivalents, end of year	$ 725,308	$984,941
Supplemental disclosures:		
Interest paid	$17,304	$15,457
Income taxes paid	--	13,600

The accompanying not are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2002 AND 2001

NOTE 1 - NATURE OF OPERATIONS

Investors Capital Corporation (the Company) is a wholly-owned subsidiary of Investors Capital Holding, Ltd. (ICH). It began operations on July 6, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company is an introducing broker-dealer which conducts business in investment services. The Company clears all transactions through a clearing broker on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3.

NOTE 2 - ACCOUNTING POLICIES

The significant accounting policies of the Company are summarized below to assist the reader in better understanding the financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION:

Related commission revenue and expenses are recorded on a settlement date basis.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flow, cash and cash equivalents includes cash in checking and savings accounts and short-term investments with original maturities of three months or less.

FINANCIAL INSTRUMENTS:

The financial instruments of the Company are reported in the balance sheets at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except loans receivable. The fair values for loans receivable are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. As of March 31, 2002, the carrying amount and fair value of loans receivable from registered representatives were $199,996 and $191,000, respectively.

INVESTMENT SECURITIES:

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are measured at amortized cost in the balance sheet. Unrealized holding gains and losses are not included in earnings, or in a separate component of capital. They are merely disclosed in the notes to the financial statements.

NOTE 2 - ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES: (Continued)

- Available-for-sale securities are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

- Trading securities are carried at fair value on the balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of available-for-sale and held-to-maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

PROPERTY AND EQUIPMENT:

Furniture, equipment, and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation is provided utilizing the straight-line method over their useful lives, generally seven years.

BUSINESS DEVELOPMENT:

The Company expenses all promotional costs as incurred and advertising costs upon first exhibition of the advertisement. Substantially, all business development costs relate to advertising.

INCOME TAXES:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the asset and liability approach, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of this Statement did not have a material impact on the financial statements.

NOTE 2 - ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS: (Continued)

FASB has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This Statement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under Opinion 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method - the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

The adoption of SFAS No. 141 had no immediate effect on the Company's financial statements since it had no pending business combinations as of March 31, 2002 or as of the date of the issuance of these consolidated financial statements. If the Company consummates business combinations in the future, any such combinations that would have been accounted for by the pooling-of-interests method under Opinion 16 will be accounted for under the purchase method and the difference in accounting could have a substantial impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for required goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

NOTE 2 - ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS: (Continued)

SFAS No. 142 is effective as follows:

All of the provisions of SFAS No. 142 shall be applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The Company believes that the impact of SFAS No. 142 on its future financial statements will be immaterial.

RECLASSIFICATIONS:

Certain amounts from the prior year have been reclassified for consistency with the current year presentation. These reclassifications were not material to the financial statements.

NOTE 3 - RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company maintains a special account for exclusive benefit of customers as required for exemption under SEC Rule 15c3-3 (K) (2) (A).

NOTE 4 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1 was $1,136,646 at March 31, 2002, which exceeded required net capital of $131,950 by $1,004,696. The ratio of aggregate indebtedness to capital at March 31, 2002 was 1.74 to 1. The Company's net capital as computed under 15c3-1 was $311,295 at March 31, 2001, which exceeded required net capital of $154,041 by $157,254. The ratio of aggregate indebtedness to capital at March 31, 2001 was 7.42 to 1.

NOTE 5 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of available-for-sale securities and investment securities at market values.

The carrying amount and fair value of investments in available-for-sale securities are as follows:

	Amortized Cost	Losses In Accumulated Other Comprehensive Income	Fair Value
March 31, 2002			
Equity securities	$100,016	$43,725	$56,291
March 31, 2001			
Equity securities	$100,[illegible]	$37,622	$62,394

NOTE 5 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED (Continued)

The carrying amount of investment securities at market values are as follows:

	Owned	Sold, Not Yet Purchased
March 31, 2002		
Equity securities	$ 2,364	$9,530
March 31, 2001		
Equity securities	$15,769	$ --

The securities owned are securities owned temporarily by the Company for the convenience of customers of the Company.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

These securities at estimated fair values consist of the following:

March 31, 2002	
Equity securities	$10,000
March 31, 2001	
Equity securities	$10,000

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES

The Company paid management fees of $532,677 and $344,260 during the years ended March 31, 2002 and 2001, respectively, to ICH, its parent. Management fees are allocated from ICH to ICC based on 70% of expenses. At March 31, 2002, the Company owed $361,977 to ICH. At March 31, 2001, the Company was owed $256,552 from ICH.

The Company leases office space from the Arlsburg Trust, the trustee of whom is the principal stockholder of ICH and Investors Realty, LLC, the principal member of whom is the principal stockholder of ICH. Rent of $157,689 and $136,559 for the years ending March 31, 2002 and 2001, respectively, was paid to Arlsburg Trust and Investors Realty LLC.

The Company executes security trades for a related entity, Eastern Point Advisors, Inc. (EPA). For the years ending March 31, 2002 and 2001, commissions paid through ICC on behalf of EPA were $1,617,581 and $1,698,897, respectively. At March 31, 2002 and 2001, the Company was owed $512,920 and $76,091, respectively, from EPA.

Loans Receivable From Registered Representatives - These loans consist of promissory notes, which bear interest at the rate of 3.94% per annum, and are payable within 18 or 24 months of the date of the note, in weekly installments. The notes are secured by various pledges of brokerage accounts and/or personal assets of the registered representatives. As of March 31, 2002 these loans amounted to $199,996 and $75,252 of these loans are to a registered representative who is also a Director of the Company.

NOTE 7 - PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at March 31:

	2002	2001
Equipment	$483,786	$259,278
Furniture and fixtures	132,259	131,128
Leasehold improvements	178,808	178,808
	794,853	569,214
Accumulated depreciation	(284,215)	(162,161)
Property and equipment, net	$510,638	$407,053

NOTE 8 - NOTE PAYABLE

At March 31, 2001 the note payable of $81,942 consisted of debt to finance insurance premiums. Average monthly payments of $10,317 consisting of principal and interest retired the debt in December 2001. The average interest rate on these loans was 8.9%.

NOTE 9 - INCOME TAXES

The Company is included in the consolidated federal income tax and state income tax returns filed by ICH. Federal income taxes and state excise taxes are filed based on consolidated tax rates.

The current and deferred portions of the income tax expense included in the statements of operations as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes", are as follows:

	2002		
	Current	Deferred	Total
Federal	$ 92,959	$(5,921)	$ 87,038
State	28,108	(96)	28,012
Total	$121,067	$(6,017)	$115,050

	2001		
	Current	Deferred	Total
Federal	$ 32,000	$38,000	$ 70,000
State	12,000	10,000	22,000
Total	$ 44,000	$48,000	$ 92,000

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The net deferred tax liability includes the following amounts of deferred tax assets and liabilities at March 31:

	2002	2001
Deferred tax liability	$41,983	$48,000
Deferred tax asset	--	--
Net deferred tax liability	$41,983	$48,000

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business.

At March 31, 2002 and 2001, the carrying amount of the Company's deposits, including a time deposit, was $1,451,067 and $984,941, respectively, and $100,000 and $200,060, respectively, was covered by federal depository insurance.

NOTE 11 - LITIGATION

The Company is involved in an action filed with the Commonwealth of Massachusetts Commission against Discrimination on August 3, 2000. This action alleges that the petitioner was discriminated against by the Company on the basis of sex and seeks damages in the amount of $275,000. Legal counsel is unable at this time to assess the likelihood of an unfavorable outcome and an estimate of potential damages.

The Company is engaged in a material National Association of Securities Dealers arbitration in which one of the Company's registered representatives is alleged to have made misrepresentations in the sale of unsecured promissory notes. This arbitration was originally filed with the NASD on April 17, 2002. Damages are alleged in the amount of approximately $120,000. Legal counsel is unable at this time to evaluate the likelihood of an unfavorable outcome or estimate of potential loss.

The Company is engaged in a material National Association of Securities Dealers arbitration in which the plaintiff alleges that the Company failed to supervise a planning company that made unsuitable investments. This arbitration was originally filed in May of 2001 and damages are alleged in the approximate amount of $85,000. Legal counsel is unable at this time to evaluate the likelihood of an unfavorable outcome or estimate of potential loss.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under various lease agreements covering offices and equipment. These agreements are considered to be operating leases. The terms expire between 2002 and 2003. Options to renew for additional terms are included under the office lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of March 31, 2002:

Year ending March 31, 2003	$62,274
Year ending March 31, 2004	24,838
Total minimum lease payments	$87,112

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes. The total rental expense amounted to $196,788 for fiscal year 2002 and $214,092 for fiscal year 2001.

NOTE 13 - EARNINGS PER SHARE (EPS)

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted average number of shares outstanding for the period (the denominator). The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common securities had been converted into common stock.

NOTE 14 - RETIREMENT PLAN

The Company participates in a 401(k) retirement plan sponsored by ICH. The plan covers all employees with at least one or more years of service. Employees employed on the plan's effective date do not have to satisfy the service requirement. The Company's contribution was based on matching 100% of the first 3% of salary deferral elected by each eligible employee. Effective May 29, 2001 the Company's contribution was increased to matching 100% of the first 6% of salary deferral, with matching dollars to be in the form of ICH common stock. The Company's contribution for the years ended March 31, 2002 and 2001 was $64,241 and $21,789, respectively.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

INVESTORS CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
MARCH 31, 2002

Aggregate indebtedness:	
Commissions payable	$ 921,169
Accounts payable, accrued expenses and other liabilities	1,058,080
Total aggregate indebtedness	$ 1,979,249
Net capital:	
Common stock	$ 25,000
Additional paid-in capital	2,454,700
Retained earnings	385,104
Accumulated other comprehensive loss	(43,725)
Total	2,821,079
Adjustments to net capital:	
Property and equipment	(510,638)
Haircuts	(55,268)
Other assets	(1,118,527)
Net capital, as defined	$ 1,136,646
Capital requirements	$ 131,950
Net capital in excess of requirement	$ 1,004,696
Ratio of aggregate indebtedness to net capital	1.74 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) at March 31, 2002:	
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$ 1,238,350
Net audit adjustments	(30,431)
Increase in non-allowables and haircuts	(71,273)
Net capital per above	$1,136,646

See Independent Auditors' Report.

SCHEDULE II

INVESTORS CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
MARCH 31, 2002

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.

See Independent Auditors' Report.

SCHEDULE III

INVESTORS CAPITAL CORPORATION

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS MARCH 31, 2002

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

See Independent Auditors' Report.

SCHEDULE IV

INVESTORS CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 MARCH 31, 2002

Investors Capital Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

See Independent Auditors' Report.

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

83 PINE STREET
WEST PEABODY, MASSACHUSETTS 01960-3635
TELEPHONE (978) 535-0206
FACSIMILE (978) 535-9908

To the Board of Directors of
Investors Capital Corporation
Lynnfield, Massachusetts

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of Investors Capital Corporation (the Company), for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Company's practices and procedures were adequate as of March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod & Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
May 17, 2002